News Release	No. 09-169 January 14, 2009

Platinum Group Reports First Quarter Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE.A US) (“Platinum Group”) announces the publication of the Company’s financial results for the period ending November 30, 2008. For complete details of the November 30, 2008 financial statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

The Company’s cash position at November 30, 2008 was $7.9 million. The Company’s cash is invested with the Royal Bank of Canada in guaranteed investment certificates or in a current account. All amounts herein are reported in Canadian dollars unless otherwise specified. The Company also held marketable securities at the period end with a market value of $691,000.

Accounts receivable at year end totalled $305,154 while accounts payable amounted to $2,561,754. Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in South Africa. Accounts payable were comprised of approximately $1,872,000 for surface rights acquisitions in South Africa while the balance was due for drilling, sampling, geophysical and engineering work conducted on the Western Bushveld Joint Venture (“WBJV”), and head office administrative costs.

Total global exploration and engineering expenditures for the Company’s account in the first quarter ending November 30, 2008 totaled $517,337 (November 30, 2007 - $3,067,788), and of this $439,572 was for the WBJV (November 30, 2007 - $2,890,027) and $77,765 was for other exploration (November 30, 2007 - $177,761). Total WBJV expenditures during the first quarter by all Joint Venture partners totaled $747,694 (November 30, 2007: $7,830,935).

The Company’s loss for the period ended November 30, 2008 amounted to $2.1 million or $0.03 per share as compared to $1.2 million or $0.02 per share for the comparative period in fiscal 2008. The loss includes $802,409 as a non-cash charge for Stock Based Compensation ($141,367 for November 30, 2007). Before the non-cash charge for Stock Based Compensation general overhead and administration costs for the period amounted to $1.3 million ($1.2 million for November 30, 2007).  Interest income earned amounted to $102 ($104,579 for November 30, 2007) after netting out $37,781 in interest payable as a transaction cost on a pending surface rights purchase in South Africa.

As Operator the Company delivered a Positive Feasibility Study for Project 1 of the WBJV to the partners on July 1, 2008. Summary results of the study were published in a news release by the Company dated July 7, 2008. The feasibility study will be used for a project build decision and if implemented the Company will need to complete project financing for its share of capital costs and expand its capabilities as operator. Permit applications are in process.

In October 2008 the Company closed a non-brokered private placement and raised net proceeds of $7,308,081 by issuance of 4,910,470 common shares at a price of $1.55 per share. A further 60,000 shares were issued at the offering price as part of a finders fee.

The Company’s key project is its interest in the WBJV, a platinum exploration and development project on combined mineral rights covering approximately 72 square kilometres on the Western Bushveld Complex of South Africa. On September 2, 2008 the Company announced in a news release its agreement to a term sheet with Anglo Platinum and Wesizwe Platinum to consolidate and rationalize the WBJV. Under the terms Platinum Group will control 74% of the WBJV Projects 1 and 3 and Wesizwe will control 100% of Project 2 and 26% of Projects 1 and 3. On December 8, 2008 the Company announced the execution of definitive agreements formalizing the earlier announcement.

The Company is considering and analyzing various strategies to maximize shareholder value going forward in a challenging environment.  These strategies include simply conserving working capital and looking toward potential traditional construction financing in 2009.  The Company continues to discuss financing possibilities with several large banks who have expressed interest to be involved in the financing of Project 1.  A second option would be to consider a strategic partner who has the financial ability to finance Project 1 construction costs, possibly with a metal price instrument or hedge.  A third option would be to sell some or all of the South African projects at the most favorable price for shareholders.  All three options will be pursued during 2009.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
Chief Financial Officer and Director

For further information contact:
R. Michael Jones, President
or Michael Pound, Investor Relations
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

The Toronto Stock Exchange and the New York Stock Exchange - Alternext U.S. LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects.  In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors.  Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.